PALLADIUM CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2025

PUBLIC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/25___ AND ENDING ___12/31/25___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __PALLADIUM CAPITAL GROUP, LLC_____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
      ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__152 WEST 57TH, FLOOR 24_____
                                                    (No. and Street)

__NEW YORK_____	__NY_____	__10019_____
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__MARK SLOVIN_____	__(646) 350-7075_____	__MS@PalladiumCapital.com_____
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__OHAB AND COMPANY, PA_____
                              (Name – if individual, state last, first, and middle name)

__100 E SYBELIA AVENUE, SUITE 130__	__MAITLAND_____	__FL_____	__32751_____
(Address)	(City)	(State)	(Zip Code)

__JULY 28, 2004_____	__1839_____
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>Mark Slovin</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>Palladium Capital Group, LLC</u>, as of <u>12/31</u>, 2<u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

JORDAN PAUL BEABOUT
Notary Public - State of Florida
Commission # HH 674246
Expires on May 7, 2029

Signature: _____ *Mark Slovin* 03/12/2026

Title: CFO/FINOP _____

_____
Notary Public

Notarized remotely online using communication technology via Proof.

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*_**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable._*

PALLADIUM CAPITAL GROUP, LLC

CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Palladium Capital Group, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Palladium Capital Group, LLC as of December 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Palladium Capital Group, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Palladium Capital Group, LLC's management. Our responsibility is to express an opinion on Palladium Capital Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Palladium Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Palladium Capital Group, LLC's auditor since 2019.

Maitland, Florida

March 4, 2026

PALLADIUM CAPITAL GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Cash and cash equivalents	$	190,315
Accounts receivable		142,010
ROU asset		559,486
Other assets		53,022
		944,833

LIABILITIES AND EQUITY

Liabilities

Commissions payable	125,036
Accrued expenses	44,665
Operating lease liability	559,486
	729,187

Members' equity		215,646
	$	944,833

See notes to financial statements

-2-

1. ORGANIZATION AND NATURE OF BUSINESS

    Organization

    Palladium Capital Group, LLC (the "Company") is a Delaware limited liability company and is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company commenced operations on April 28, 2004. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2025. The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including (1) acting as a best efforts underwriter for corporate securities offerings (excluding firm commitment underwriting), (2) private placement of securities, (3) PIPES (Private Investments in Public Equity) on a best efforts agency basis, and (4) advising on mergers and acquisitions activities including reverse mergers and finder transactions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Revenue Recognition

    Significant Judgments

    Revenue from contracts with customers includes fees from investment banking and advisory services. The recognition and measurement of revenue is based upon the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented as gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

    Private Placement Success Fees

    The Company earns fees from private placements typically based on the amount raised pursuant to an agreement. Fees are recognized when performance obligations are satisfied, which the Company believes is the closing date of a placement of securities.

    Hedge Fund Revenue

    The Company received revenue from previously raised funds for hedge funds based on an agreement to receive a portion of the manager's fee which is based on the value of investment accounts. The Company believes performance obligations are completed at the time the hedge fund management receives their fee and the

proportionate fee due the Company has been calculated.

Tail Revenue

The Company earns fees pursuant to the post-termination provisions of its placement agent, advisory, or similar engagement agreements, where a transaction occurs after the expiration or termination of the applicable engagement but within the contractual tail period specified therein, with respect to investors or counterparties introduced by the Company during the term of such engagement.

Rental Income

The Company sublets a part of a facility that they lease. Sublease income is recognized on a straight-line basis over the term of the sublease period. The lease expires on September 30, 2029.

Basis of Presentation

The financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Cash and Cash Equivalents

Financial instruments that potentially subject the company to credit risk consist primarily of cash balances and accounts receivable. The Company maintains bank and brokerage accounts with major financial institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation ("FDIC") limits.

For purposes of reporting cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less at acquisition as cash and cash equivalents in the accompanying balance sheet.

Securities Transactions and Commissions

Commission and investment advisory revenue and related commission expenses are recorded on the date the transaction is completed and there is a contractual obligation for the fee to be paid. When the Company receives compensation in the form of securities, revenue is recorded at the estimated value of the securities received. For the year ended December 31, 2025, the Company earned $239,000 from securities received.

Securities owned are recorded at current market value. Securities in publicly traded companies are valued at quoted market prices. Securities not readily marketable are not traded on public exchanges and are valued at fair value as determined by management, which approximates estimated realizable value. Securities are carried at fair value in accordance with the authoritative guidance on fair value

measurements and disclosures under US GAAP. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Securities that are not currently traded on any public market are recorded at fair value as determined by management after giving considerations to operating results, financial conditions and capital transactions. Because of the inherent uncertainty of the valuation of such non-publicly traded securities, it is reasonably possible that such estimated value may differ significantly from the value that would result from the amount that might ultimately be realized, since such amount depends on future circumstances and cannot be determined until each investment is actually liquidated.

Income Taxes

The Company is organized as a limited liability company and is recognized as a partnership for income tax purposes. No provision has been made for federal and state income taxes, since these taxes are the personal responsibility of the members.

In accordance with ASC 740, Income Taxes, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. At December 31, 2025, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

Credit Losses

The Company follows ASC Topic 326, Financial Instruments- Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company has the ability to determine that there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the customer).

The Company had accounts receivable of $142,010 as of December 31, 2025.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.   RELATED PARTIES

The Company is party to a service agreement with a related party that is solely owned by a member of the Company under which the Company pays monthly fees. The Company paid $750,000 in fees for the year ending December 31, 2025. There is no amount due pursuant to the service agreement to the related party at December 31, 2025.

4.   FAIR VALUE MEASUREMENT

Accounting standards require that financial and non-financial assets and liabilities, recognized or disclosed in financial statements on a recurring basis (at least annually) be measured at fair value.

These standards define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

These standards also establish a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. These standards describe three levels of inputs that may be used to measure fair value:

Level 1 - Quoted price in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2- Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities in active markets; quote prices for similar assets or liabilities in markets that are not active; or model-derived valuations or other inputs that are observable or can be corroborated by observable market data for the assets or liabilities.

Level 3 - Unobservable inputs for the asset or liability. These inputs reflect the Company's assumptions about the assumptions a market participant would use in pricing the asset or liability.

The Company uses appropriate valuation techniques based on the available inputs to measure the fair value of its investments. When available, the Company measures fair value using Level 1 inputs because they generally provide the most reliable evidence of fair value. Level 2 and Level 3 inputs are only used when high level inputs are not available.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurements.

Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodology used for assets measured at fair value. There have been no changes in the methodology used at December 31, 2025.

Marketable securities: Consist of equity securities valued using quoted market prices.

The preceding method described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table summarizes the valuation of the Company's financial assets at December 31, 2025:

Financial Asset	Total	Level 1	Level 2	Level 3
Money Market	$ -	$ -	$ -	$ -
Total	$ -	$ -	$ -	$ -

There were no transfers between Level 1, 2, and 3 for the year ending December 31, 2025.

5.   SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including (1) acting as a best efforts underwriter for corporate securities offerings (excluding firm commitment underwriting), (2) private placement of securities, (3) PIPES (Private Investments in Public Equity) on a best efforts agency basis, and (4) advising on mergers and acquisitions activities including reverse mergers and finder transactions. The Company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to retain profits or make distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

6.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company entered into an office facility in 2024 under non-cancelable operating lease arrangements. The operating lease expires November 2029 and requires monthly payments of $13,387.01.

Future minimum payments under non-cancelable operating leases are approximately as follows:

Years Ending December 31,	
2026	$ 160,644
2027	$ 160,644
2028	$ 160,644
2029	$ 147,257
Total	$ 629,189

The Company's total Rent expense for the year ended December 31, 2025, was $81,197.

In connection with FASB standard 842 regarding leases, which took effect as of the first day of the fiscal year after December 31, 2018, management has evaluated the financial impact the standard has had on the Company's financial statement. The Company's operating lease requires monthly payments of $13,387.01. The Company has recorded a right-of-use asset in the amount of $559,486, and a lease liability in the amount of $559,486. The Company uses its incremental borrowing rate of 6% for the calculation.

There are no other commitments or contingencies at year end December 31, 2025.

7.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2025, the Company had net capital of $150,702, which was $139,389 in excess of its required net capital of $11,313. The Company had a percentage of aggregate

indebtedness to net capital of 113% as of December 31, 2025.

8.   SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred through the date the financial statements were available to be issued. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2025.